Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: Yvonne “Rie” Atkinson

    410-768-8857 (office)

    ratkinson@bogb.net

GLEN BURNIE BANCORP RELEASES 3Q EARNINGS

GLEN BURNIE, MD (November 9, 2012) – Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the third quarter.

The company realized a net income of $670,000 or $0.24 basic earnings per share in the quarter ended September 30, 2012 compared to net income of $770,000 or $0.29 basic earnings per share for the same three month period in 2011. For the nine months ending September 30, 2012, net income was $2,056,000 or $0.75 basic earnings per share as compared to net income of $2,237,000 or $0.83 basic earnings per share for the same period in 2011.

The bank achieved the following additional highlights:

•	6.67% increase in year to date equity
•	3.92% increase in year to date deposits
•	3.84% increase in year to date total assets

Total interest income for the quarter ending September 30, 2012 was $4,005,000 as compared to $4,349,000 for the same period in 2011. Total interest income was $11,989,000 for the nine months ending September 30, 2012 as compared to $12,958,000 for the same period in 2011. For the three month period ending September 30, 2012, net interest income after provision for credit losses was $3,045,000 as compared to $3,284,000 for the same period in 2011. For the nine months ending September 30, 2012 net interest income after provision for credit losses was $9,351,000 as compared to $9,802,000 for the same period in 2011.

“The Bank continues to be profitable and pay a dividend in this extremely competitive market,” commented Michael G. Livingston, President and Chief Executive Officer.

On October 10, 2012, Glen Burnie Bancorp paid its 81st consecutive dividend to shareholders of record at the close of business on September 28, 2012.

The Bank of Glen Burnie has been recommended by BAUER FINANCIAL Reports, Inc., the nation’s leading independent bank research firm, as Excellent or Superior rated for the past 49 consecutive quarters. This distinction denotes the highest levels of strength, safety and performance measured by Bauer and is based on factors such as capitalization, liquidity, loan delinquency rate and historical performance.

Glen Burnie Bancorp, parent company to The Bank of Glen Burnie, currently maintains consolidated assets totaling more than $379 million. Founded in 1949, The Bank of Glen Burnie® is a locally-owned community bank with eight branch offices serving Anne Arundel County. (www.thebankofglenburnie.com)

Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected. For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.